Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 17, 2014 (the “Annual Report”).

U.S. dollar amounts presented herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of March 31, 2014 ($1 = NIS 3.487). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of six clinical therapeutic candidates: BL-1040, BL-8040, BL-7010, BL-5010, BL-7040 and BL-8020. In addition, we have three therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. Until December 31, 2013, we also operated, with substantial ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of December 31, 2013, our agreement with the OCS regarding the incubator expired according to its terms, and we are currently in the process of winding down the incubator. On a cumulative basis through March 31, 2014, we received approximately NIS 53.7 million ($15.4 million) in funding from the OCS to operate the incubator, which does not include NIS 22.4 million ($6.4 million) in funding we have received from the OCS outside of the incubator agreement as of that date. Such amounts include aggregate funding of approximately NIS 65.6 million ($18.8 million) for terminated programs. We are not required to repay funds received for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our six clinical therapeutic candidates:

•
BL-1040 is a novel, resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Bellerophon BCM LLC, or Bellerophon, with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Bellerophon commenced PRESERVATION I, a CE Mark registration clinical trial of BL-1040 (initially called IK-5001, and now called the “Bioabsorbable Cardiac Matrix” device, or BCM device). There are currently approximately 80 sites activated for this trial (out of a total of 90 planned sites), 14 of which are in the United States. As of April 30, 2014, approximately 200 patients have been enrolled in the trial, out of a total planned enrollment of approximately 300 patients.

•
BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, stem cell mobilization and other hematological indications. In June 2013, we commenced a phase 2 trial for the treatment of AML, which is currently being conducted at three world-leading cancer research centers in the United States and at five premier sites in Israel. In September 2013, the U.S. Food & Drug Administration, or FDA, granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization. In January 2014, we announced that we had filed the necessary regulatory submissions in Israel to commence a Phase 1 trial for BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation. In April 2014, we announced receipt of final regulatory approval for an investigator-initiated Phase 1/2 trial for BL-8040 as a treatment for chronic myeloid leukemia, or CML.

•
BL-7010 is a novel, non-absorbable, orally available, high-molecular-weight co-polymer intended for the treatment of celiac disease. In December 2013, we announced the enrollment of the first patient in a Phase 1/2 trial for BL-7010 being conducted at Tampere Hospital in Finland. In March 2014, we announced that BL-7010 successfully completed the single administration, dose-escalation stage of this study. Based on the positive safety and tolerability results, we are currently proceeding with the repeated administration stage of the study.

•
BL-5010P is comprised of a customized, proprietary pen-like applicator containing a novel formulation of two acids (BL-5010), which is being developed for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. We have received European confirmation from the British Standards Institution Notified Body in the UK of the regulatory pathway classification of both BL-5010 and BL-5010P as a Class 2a medical device. We are currently engaged in meaningful discussions with potential partners for this asset regarding a number of potential indications. As a result of these discussions, we may delay the commencement of a pivotal CE-Mark registration trial for seborrheic keratosis, or SK, that was scheduled to begin in the first half of 2014 and for which we received the necessary regulatory approval to commence the trial in January 2014. Possible additional indications for this product include actinic keratosis and warts.

•
BL-7040 is an orally available synthetic oligonucleotide which we are developing for the treatment of inflammatory bowel disease, or IBD.  In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel. In November 2013, we announced additional results from this study showing significant improvement of disease measurements in biopsies taken from IBD patients treated with BL-7040. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

•
BL-8020 is an orally available treatment for the hepatitis C virus, or HCV, and other viral indications, with a unique mechanism of action involving the inhibition of virus-induced autophagy in host cells. In April 2013, we commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France. In January 2014, we entered into a collaboration agreement with the licensors of the compound whereby, in consideration for the payment of future royalties to us, we terminated the license agreement, the licensors agreed to take over development of the compound and we agreed to supply, at the licensors’ request and for full payment, the drug product needed for a clinical trial to be administered by the licensors.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Bellerophon (formerly known as “Ikaria Development Subsidiary One LLC”). Under the agreement, we granted Bellerophon an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Bellerophon is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Bellerophon paid us a milestone payment of $10.0 million in March 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2013, we signed an out-licensing agreement with CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV. Under the terms of the agreement, we granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. CTTQ paid us a small upfront license fee, and is obligated to pay future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, we have the right to receive high single-digit royalties on future sales of the drug. We have retained the right to develop and commercialize BL-8030 in other parts of the world.

In January 2014, we signed a collaboration agreement with JHL Biotech, or JHL, a biopharmaceutical company that develops, manufactures, and commercializes biologic medicines, pursuant to which we will collaborate with JHL in the development and commercialization of BL-9020, a novel monoclonal antibody in the preclinical development stage for the treatment of Type 1 diabetes. JHL Biotech will be responsible for all process development and manufacturing of BL-9020 during its pre-clinical and clinical development stages, and we will be responsible for all pre-clinical development of BL-9020. JHL will have global manufacturing rights to BL-9020, along with development and commercialization rights in China and Southeast Asia, and we will have development and commercialization rights in the rest of the world. In all development and manufacturing of BL-9020, JHL will adhere to FDA guidelines and regulations. Each party will have rights to all development and regulatory data generated under the agreement in order to commercialize BL-9020 in its respective territory. Each party will also be entitled to single-digit royalties on the sale of BL-9020 in the other party’s respective territory.

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the OCS, payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our existing out-licensing agreements, potential future upfront or milestone payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. In March 2014, we completed an underwritten public offering for net proceeds of approximately $22.3 million. As of March 31, 2014, we held approximately $37.5 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of March 31, 2014.

Recent Company Developments

Pre-Clinical and Clinical Development

BL-8040

In January 2014, we announced that we had filed the necessary regulatory submissions to commence a Phase 1 trial for BL-8040 as a novel treatment for the mobilization of stem cells from the bone marrow to the peripheral blood circulation. The regulatory submissions were filed with the Institutional Review Board of the Hadassah Medical Center in Jerusalem, Israel, and the study is expected to commence during the second quarter of 2014. The trial will be divided into two parts. Part 1 is a randomized, double-blind, placebo-controlled dose escalation study exploring the safety and tolerability of escalating repeated doses of BL-8040 in healthy volunteers. Secondary objectives include assessment of the efficacy of BL-8040 in mobilizing stem cells as a stand-alone therapy, as well as monitoring the pharmacokinetic profile of the drug. Part 2 is an open-label study designed to assess BL-8040’s stem cell mobilization capacity, as well as the yield of cells collected by leukapheresis. Secondary endpoints of the study include evaluation of the viability and biological activity of cells mobilized by BL-8040 and collected by leukapheresis. At the time of the announcement, we had already commenced a Phase 2 trial for BL-8040 as a treatment for AML.

In February 2014, we announced positive pre-clinical results for BL-8040 as a treatment for a third indication, chronic myeloid leukemia (CML). Results of the study were published in Molecular Cancer Therapeutics. The study, led by Prof. Arnon Nagler, Director of the Hematology Division and Bone Marrow Transplantation Center at Sheba Medical Center, Israel, assessed the effect of BL-8040 alone, and in combination with standard-of-care Imatinib, on the proliferation of human CML cells in culture and on human CML tumors that were engrafted in mice. Results of the study show that the BL-8040 treatment directly inhibited cancer cell growth and induced apoptotic cell death of CML cells in-vitro. Furthermore, BL-8040 had a synergistic effect with Imatinib, enabling use of Imatinib at low doses. In mice engrafted with CML tumors, the combination of BL-8040 with low-dose Imatinib markedly inhibited tumor growth, achieving a 95% suppression. Most importantly, the novel drug reversed the protective effect of the bone marrow stroma on CML cells, effectively promoting their apoptosis.

In April 2014, we announced that Prof. Nagler received final regulatory approval to evaluate BL-8040 as a treatment for CML in an investigator-initiated Phase 1/2 clinical study. The study is designed as a Phase 1/2, randomized, dose-escalation study to assess the combination of BL-8040 with Imatinib for improving the response of CML patients in the first chronic phase of the disease who have achieved a less than optimal response with Imatinib alone. Primary endpoints of the study are the safety and tolerability of BL-8040 in combination with Imatinib, and the secondary endpoints include assessing the efficacy of the combination therapy in achieving improved cytogenetic and molecular response in CML patients. The study will be performed at the Sheba Medical Center, and will include up to 40 patients.

BL-7010

In March 2014, we announced that BL-7010 successfully completed the single administration, dose-escalation stage of the Phase 1/2 trial being carried out at Tampere Hospital in Finland. No serious adverse events were reported and there were no dose-limiting safety issues. Based on these positive safety and tolerability results, we are proceeding with the repeated administration stage of the study.

BL-5010

In January 2014, we received approval from the German Federal Institute for Drugs and Medical Devices, or BfArM, to commence a pivotal, CE Mark registration trial for BL-5010P, for the non-surgical removal of benign skin lesions. The primary objective of the single-arm, open-label, pivotal bridging study is to assess the efficacy of a single application of BL-5010 in the removal of SK lesions. The study was scheduled to begin in the first half of 2014. However, as a result of discussions which we are currently having with potential partners for this asset regarding a number of potential indications, we may delay commencement of this trial.

Out-Licensing Arrangements

BL-1040

We have recently been engaged in discussions with Bellerophon relating to its performance under our License and Commercialization Agreement, or License Agreement, with it. We believe that Bellerophon has breached the License Agreement in several ways, and we also disagree with Bellerophon about the timing of a $12.5 million milestone payment that Bellerophon would owe to us in the future based upon progress in the BL-1040 clinical development program. We have had a number of discussions with Bellerophon on these issues and these discussions are continuing. Although we hope we can resolve the outstanding issues with Bellerophon amicably, if we are unable to reach agreement with Bellerophon on these issues, we would consider all other remedies available to us.

Patent Protection

In March 2014, we announced that we received an Issue Notification from the United States Patent and Trademark Office (USPTO) for US Patent No. 8,663,651, which includes claims to protect the use of BL-8040’s composition for enhancing immune responses to an antigen, such as a tumor-associated antigen. The issued patent has a term extending to October 2029. This patent is part of BL-8040’s expanding patent portfolio, which includes 13 issued patents and 25 patent applications pending worldwide, providing a strong intellectual property estate around BL-8040.

Addition and Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. In March 2014, we terminated our BL-1020 project for scientific considerations in light of clinical trial results. BL-1020 was intended to treat schizophrenia.

Corporate Developments

In February 2014, Dr. Sandra Panem joined our Board of Directors. Dr. Panem is currently a Managing Partner at Cross Atlantic Partners and serves on the Board of Directors of Acorda Therapeutics, Inc. (NASDAQ: ACOR), GenomeQuest, Inc., Labcyte, Inc. and MDx Medical (Vitals.com).

Capital Resources

In March 2014, we closed an underwritten public offering of 9,660,000 of our ADSs for gross proceeds of $24.1 million and net proceeds of $22.3 million, after deducting fees and expenses. The public offering price was $2.50 per ADS. The amount of ADSs sold included an additional 1,260,000 ADSs purchased by the underwriters pursuant to the over-allotment option we granted them.

In September 2012, we entered into a $15 million purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, whereby LPC agreed to purchase, from time to time, up to $15 million of our ADSs, subject to certain limitations, during the 36-month term of the purchase agreement. During the three months ended March 31, 2014, we sold a total of 151,164 ADSs to LPC for aggregate gross proceeds of $400,000. In connection with these issuances, a total of 3,779 ADSs was issued to LPC as a commitment fee and a total of $8,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, we have sold a total of 3,793,209 ADSs to LPC for aggregate gross proceeds of $9,731,000. In connection with these issuances, a total of 94,832 ADSs was issued to LPC as a commitment fee and a total of $195,000 was paid to Oberon Securities as a finder’s fee.

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangement with Bellerophon and the amounts we received from Cypress Bioscience. We entered into a license and collaboration agreement with Bellerophon in 2009, in respect of which Bellerophon paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Bellerophon paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Bellerophon, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Bellerophon have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Bellerophon agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current out-licensing and other collaboration arrangements, including future royalties on product sales. Furthermore, we may receive payments under future out-licensing and collaboration agreements.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestones
BL-1040	CE mark registration pivotal trial (conducted by Bellerophon)	Completion of patient enrollment for PRESERVATION I study by end of 2014; study completion expected mid-2015; CE mark registration filing in European Union in second half of 2015
	1.	Phase 2 study for AML	1.	Final results of phase 2 AML study beginning of 2015
BL-8040	2.	Regulatory submission made for phase 1 study in stem cell mobilization	2.	Commencement of phase 1 study for stem cell mobilization in second quarter of 2014; final results of study in second half of 2014
	3.	Regulatory approval received for investigator-initiated phase 1/2 study in CML	3.	Commencement of phase 1/2 study for CML in 2014
BL-7010	Phase 1/2 study	Results expected mid-2014; randomized, controlled efficacy study expected to commence by end of 2014
BL-5010	Completed phase 1/2 pilot study; received regulatory approval for pivotal CE Mark registration trial	Potential partnering transaction and decision regarding commencement of pivotal CE mark registration trial in seborrheic keratosis, or in another indication as agreed with potential partner
BL-7040	Phase 2a trial completed	Potential co-development collaboration or licensing transaction; additional pre-clinical development to support further clinical studies
BL-8020	Phase 1/2 study (collaboration with Genoscience and Panmed)	Decision by Genoscience and Panmed on direction of current study and indication, as well as determination of potential additional indications

In addition to the projects set forth above, the following table identifies our current portfolio of projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development.

Project	Description	Indication	Status
BL-8030	Small molecule	Hepatitis C	Preclinical studies; in collaboration with CTTQ for China and Hong Kong
BL-9010	Bi-specific antibody	Severe allergies/asthma	Preclinical studies
BL-9020	Monoclonal antibody	Type 1 diabetes	Preclinical studies; in collaboration with JHL Biotech for China and Southeast Asia

Set forth below is a summary of the costs allocated to our main projects on an individual basis, as well as the costs allocated to our less signiﬁcant projects on an aggregate basis, for the years ended December 31, 2011, 2012 and 2013; for the three months ended March 31, 2014; and on an aggregate basis since project inception. Certain of such costs were covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Three Months Ended March 31,	Total Costs Since Project
	2011	2012	2013	2014	Inception
	(in thousands of U.S. dollars)
BL-1040	3	–	–	–	10,227
BL-8040	–	723	3,910	742	5,375
BL-7010	274	560	1,905	1,122	3,861
BL-5010	94	132	251	292	2,679
BL-7040	465	500	650	140	1,755
BL-8020	–	794	918	98	1,810
Other projects	6,219	10,017	3,529	326	86,651
Total gross direct project costs(1)	7,055	12,726	11,163	2,720	112,358

(1)
Does not include indirect project costs and overhead for years prior to 2013, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements for such years.

From our inception through March 31, 2014, we have incurred research and development expense of approximately NIS 567.6 million ($162.8 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the LPC share purchase agreement and an at-the-market equity offering sales agreement with Stifel, Nicolaus & Company, Incorporated. The at-the-market equity offering sales agreement was terminated in March 2014.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; and expense or income resulting from ﬂuctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2013.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

We did not record any revenues during each of the three-month periods ended March 31, 2014 and 2013.

Cost of revenues

We did not record any cost of revenues during each of the three-month periods ended March 31, 2014 and 2013.

Research and development expenses

At December 31, 2011, our drug development pipeline consisted of 15 therapeutic candidates. During 2012, we added four new compounds to our pipeline and discontinued the development of five compounds from the pipeline, so that our drug development pipeline as of December 31, 2012 consisted of 14 therapeutic candidates. During 2013, we added two new compounds to our pipeline and discontinued the development of six compounds from the pipeline, so that our drug development pipeline as of December 31, 2013 consisted of 10 therapeutic candidates. Subsequent to December 31, 2013, we discontinued the development of one compound from the pipeline, so that our drug development pipeline as of the date of this report consists of nine therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended March 31,
	2013	2014	Increase (decrease)
	(in thousands of NIS)

Research and development expenses, net	19,443	9,510	(9,933)

Research and development expenses for the three months ended March 31, 2014 were NIS 9.5 million ($2.7 million), a decrease of NIS 9.9 million ($2.8 million), or 51%, compared to NIS 19.4 million ($5.5 million) for the three months ended March 31, 2013. The decrease resulted primarily from termination of the BL-1020 CLARITY clinical trial in March 2013, which was partially offset by a ramp-up in spending on other clinical-stage projects, primarily BL-8040 and BL-7010.

Sales and marketing expenses

	Three months ended March 31,
	2013	2014	Increase (decrease)
	(in thousands of NIS)

Sales and marketing expenses	771	1,283	512

Sales and marketing expenses for the three months ended March 31, 2014 were NIS 1.3 million ($0.4 million), an increase of NIS 0.5 million ($0.2 million), or 66%, compared to NIS 0.8 million ($0.2 million) for the three months ended March 31, 2013. The increase resulted primarily from professional fees related to increased business development activities.

General and administrative expenses

	Three months ended March 31,
	2013	2014	Increase (decrease)
	(in thousands of NIS)

General and administrative expenses	3,522	3,463	(59)

General and administrative expenses for the three months ended March 31, 2014 and 2013 were NIS 3.5 million ($1.0 million).

Non-operating income, net

	Three months ended March 31,
	2013	2014	Increase (decrease)
	(in thousands of NIS)

Non-operating income, net	12,262	5,883	(6,379)

We recognized net non-operating income of NIS 5.9 million ($1.7 million) for the three months ended March 31, 2014, a decrease of NIS 6.4 million ($1.8 million), compared to net non-operating income of NIS 12.3 million ($3.5 million) for the three months ended March 31, 2013. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expenses), net

	Three months ended March 31,
	2013	2014	Increase (decrease)
	(in thousands of NIS)

Financial income	663	1,258	(595)
Financial expenses	(2,029)	(284)	(1,745)
Net financial income (expenses)	(1,366)	974	2,340

We recognized net ﬁnancial income of NIS1.0 million ($0.3 million) for the three months ended March 31, 2014, a change of NIS 2.4 million ($0.7 million), compared to net ﬁnancial expenses of NIS 1.4 million ($0.4 million) for the three months ended March 31, 2013.  Net financial income and expenses result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on our net assets denominated in dollars.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, funding from the OCS, and payments received under our strategic licensing arrangements. In March 2014, we closed an underwritten public offering of our ADSs for gross proceeds of $24.1 million and net proceeds of $22.3 million, after deducting fees and expenses. At March 31, 2014, we held NIS 130.7 million ($37.5 million) in cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

In February 2013, we completed a direct placement to a leading healthcare investor, OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC. The placement consisted of 2,666,667 ADSs and warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8.0 million, with net proceeds of approximately $7.7 million, after deducting fees and expenses.

Pursuant to the share purchase agreement with LPC signed in September 2012, we may sell, from time to time, and at our discretion, up to $15 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through the date of this report, we have sold an aggregate of approximately $9.7 million of our ADSs to LPC, leaving an available balance under the facility of approximately $5.3 million.

Net cash used in operating activities was NIS 11.8 million ($3.4 million) for the three months ended March 31, 2014, compared with net cash used in operating activities of NIS 19.2 million ($5.5 million) for the three months ended March 31, 2013. The NIS 7.4 million ($2.1 million) decrease in net cash used in operating activities during the three-month period in 2014, compared to the three-month period in 2013, was primarily the result of decreased research and development spending.

Net cash used in investing activities for the three months ended March 31, 2014 was NIS 66.2 million ($19.0 million), compared to net cash used in investing activities of NIS 43.8 million ($12.6 million) for the three months ended March 31, 2013. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and other investments during the respective periods.

Net cash provided by financing activities for the three months ended March 31, 2014 was NIS 78.6 million ($22.5 million), compared to net cash provided by financing activities of NIS 42.0 million ($12.1 million) for the three months ended March 31, 2013. The cash flows from financing activities in 2014 primarily reflect the underwritten public offering of our ADSs in March 2014. The cash flows from financing activities in 2013 primarily reflect the direct placement to OrbiMed completed in February 2013, as well as funding under the share purchase agreement with LPC.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements through 2016, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the OCS.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.